Exhibit 99.1

EROS INTERNATIONAL PLC LAUNCHES FOLLOW-ON EQUITY OFFERING

London, UK – July 7, 2014 – Eros International Plc (NYSE: EROS) (“Eros”), a leading global company in the Indian film entertainment industry, today announced that it has commenced an underwritten public offering of 7,000,000 A ordinary shares. The offering is expected to consist of 6,675,000 A ordinary shares to be offered by Eros and 325,000 A ordinary shares to be offered by certain existing shareholders. Eros will not receive any proceeds from the sale of shares by the selling shareholders. In addition, Eros and a selling shareholder have each granted the underwriters a 30-day option to purchase up to an additional 525,000 A ordinary shares (1,050,000 in total) at the offering price less underwriting discounts and commissions.

BofA Merrill Lynch, Jefferies, Wells Fargo Securities and Macquarie Capital are acting as joint book running managers and EM Securities is acting as co-manager for the offering. The offering is being made only by means of a prospectus. When available, copies of the prospectus may be obtained from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or via email, at dg.prospectus_requests@baml.com and from Jefferies LLC, Attn: Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or via e-mail at Prospectus_Department@Jefferies.com.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Eros International, Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. Eros has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com.

Contact:

Mark Carbeck

Chief Corporate and Strategy Officer

Eros International Plc

+44 207 258 9909

mark.carbeck@erosintl.com

Erica Bartsch

Sloane & Company

212-446-1875

ebartsch@sloanepr.com